Exhibit 99.2
                                  FORM 27

                              Securities Act

                       MATERIAL CHANGE REPORT UNDER
                         SECTION 75(3) OF THE ACT



1.   Reporting Issuer

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation incorporated under the laws of the Province of Ontario and having its registered office located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2.   Date of Material Change

The material change occurred on August 19, 2003.


3.   Press Release

On August 19, 2003 at approximately 9:34 a.m., a Press Release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to The New York Stock
Exchange and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks.

All numbers in the Press Release were in U.S. dollars.


4.   Summary of Material Change

On July 7, 2003 the Corporation issued a Press Release in which it announced that, subject to shareholders' approval, it proposed to spin-off to its shareholders 100% of MI Developments Inc. ("MID"), which would operate as a new publicly-traded company and own substantially all of the Corporation's automotive real estate in addition to all of the Corporation's shareholdings in Magna Entertainment Corp.("MEC").

On August 19, 2003 the Corporation issued a Press Release in which it announced that its shareholders had approved the special resolution authorizing the spin-off of MID. In the spin-off, the Corporation's shareholders will receive one MID Class A Subordinate Voting
Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares held as of the close of business on the August 29, 2003 record date for the distributions. The share capital of MID following the spin-off will mirror that of the Corporation, with holders of MID Class A Subordinate Voting Shares entitled to one vote per share and holders of MID Class B Shares entitled to 500 votes per share.


5.   Full Description of Material Change

On July 7, 2003 the Corporation issued a Press Release in which it announced that, subject to shareholders' approval, it proposed to spin-off to its shareholders 100% of MID, which would operate as a new publicly-traded company and own substantially all of the Corporation's automotive real estate in addition to all of the Corporation's shareholdings in MEC.

This Press Release was issued following the determination by the Board of Directors of the Corporation on July 7, 2003 that the spin-off of MID was in the best interests of the Corporation and its shareholders and its unanimous recommendation to the holders of the Corporation's Class A Subordinate Voting Shares and Class B Shares that they vote in favour of a special resolution relating to the spin-off to be considered at a special meeting of the Corporation's shareholders. In making this determination, the Board relied on a report and unanimous recommendation of a Special Committee of independent directors, as well as fairness opinions from CIBC World Markets Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, the independent financial advisors which were retained by the Special Committee. Both financial advisors concluded that the spin-off of MID was fair, from a financial point-of-view, to holders of the Corporation's Class A Subordinate Voting Shares and Class B Shares, with each class being considered separately.

On August 19, 2003 the Corporation issued a Press Release in which it announced that its shareholders had approved the special resolution authorizing the spin-off of MID at a special meeting of shareholders of the Corporation held in Toronto on August 19, 2003. The special resolution required the approval of a two-thirds majority of the votes cast by each of the Corporation's Class A Subordinate Voting Shares and Class B Shares, with each class voting separately, as well as of a two-thirds majority of the votes cast by the Corporation's Class A Subordinate Voting Shares and Class B Shares combined.

The share capital of MID following the spin-off will mirror that of the Corporation, in order to preserve in MID the relative ownership and voting rights of the Corporation's shareholders, with holders of MID Class A Subordinate Voting Shares entitled to one vote per share and Holders of MID Class B Shares entitled to 500 votes per share. A coattail provision will give MID Class A Subordinate Voting shareholders protection in the event of a change of control transaction. In the spin-off, the Corporation's shareholders will receive one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares held as of the close of business on the August 29, 2003 record date for the distributions. The spin-off of MID as a separate publicly-traded company will be effected by way of a return of capital to Magna shareholders. For most Canadian shareholders the spin-off will not be subject to income tax. For U.S. shareholders the transaction should qualify as a tax-free distribution.

MID will own substantially all of the Corporation's automotive real estate in addition to all of the Corporation's shareholdings in MEC. MID's real estate business includes real estate assets with an aggregate net book value of approximately $1.1 billion as at March 31, 2003. Immediately following the spin-off, MID will become the fourth largest publicly held commercial real estate company in Canada by equity capitalization.

The Corporation's Management Information Circular / Proxy Statement for the special meeting of shareholders, together with a preliminary prospectus for MID, pro forma financial information for the Corporation, the special resolution and the fairness opinions, were mailed to the Corporation's shareholders on July 9, 2003. The Management Information Circular/Proxy Statement and MID preliminary prospectus were filed on SEDAR on July 8, 2003. On August 18, 2003 the Corporation filed a MID final prospectus with the securities regulatory authorities in each province and territory of Canada and a registration statement with the Securities & Exchange Commission in the U.S. on August 19, 2003. The MID final prospectus is available on SEDAR at www.sedar.com and the MID registration statement is available on EDGAR at www.sec.gov/edgar.shtml.

On or about September 2, 2003 the Corporation expects to mail to its registered shareholders of record as of the close of business on the August 29, 2003 record date for the distributions, a MID final prospectus, second quarter MID pro forma financial statements and share certificates representing their MID shares.

A copy of the Press Release issued on August 19, 2003 is attached.

6.   Reliance on Section 75(3) of the Act

This report is not being filed on a confidential basis.


7.   Omitted Information

Not applicable.


8.   Senior Officers

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.



DATED at Aurora, Ontario as of the 20th day of August, 2003.



                         /s/ J. Brian Colburn
                         _____________________________________________
                         J. Brian Colburn
                         Executive Vice-President, Special Projects and
                         Secretary